Patria Reports First Quarter 2024 Earnings Results Grand Cayman, Cayman Islands, May 2, 2024 – Patria (Nasdaq:PAX) reported today its unaudited results for the first quarter ended March 31, 2024. The full detailed presentation of Patria's first quarter 2024 results can be accessed on the Shareholders section of Patria’s website at https://ir.patria.com/. Alex Saigh, Patria’s CEO, said: “The 1st quarter of 2024 marked a great start for the year, and I’m very pleased with the performance we delivered. We generated over $35 million dollars of Fee Related Earnings in the quarter, representing a 13% increase from 1Q23. We delivered more than $31 million dollars of Distributable Earnings, or 21 cents per share. We continue to grow and diversify our platform, both organically - as we raised $1.1 billion dollars year to date through April, and over $5.1 billion in the last twelve months, and inorganically – as we were thrilled to announce the closing of our acquisition of abrdn’s private equity solutions business this past Monday, and we saw good progress towards the closing of our pending acquisition of Credit Suisse’s real estate business in Brazil. With that, I am even more confident we will reach both our financial and AUM targets. We are comfortable in getting our Fee Related Earnings to at least $170 million dollars this year, on the way to more than $200 million in 2025.” Financial Highlights (reported in $ USD) IFRS results included $15.4 million of net income attributable to Patria in Q1 2024. Patria generated Fee Related Earnings of $35.1 million in Q1 2024, up 13% from $31.2 million in Q1 2023, with an FRE margin of 58%. Distributable Earnings were $31.3 million for Q1 2024, or $0.21 per share. Dividends Patria has declared a quarterly dividend of $0.175 per share to record holders of common stock at the close of business on May 20, 2024. This dividend will be paid on June 10, 2024. Conference Call Patria will host its first quarter 2024 earnings conference call via public webcast on May 2, 2024, at 9:00 a.m. ET. To register and join, please use the following link: https://edge.media-server.com/mmc/p/gbaedm2i/ For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ shortly after the call’s completion. About Patria Patria is a global alternative asset manager and industry leader in Latin America, with over 35 years of history, combined assets under management of $32.0 billion, and a global presence with offices in 13 cities across 4 continents. Patria aims to provide consistent returns in attractive long-term investment opportunities as the gateway for alternative investments in Latin America. Through a diversified platform spanning Private Equity, Infrastructure, Credit, Real Estate, Public Equities and Global Private

Markets Solutions strategies, Patria provides a comprehensive range of products to serve its global client base. Further information is available at www.patria.com. Forward-Looking Statements This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. Contact Andre Medina t +1 917 769 1611 andre.medina@patria.com